LML ROLLS OUT CHECK PROCESSING SOLUTIONS TO 268 GROCERY STORE LOCATIONS IN HOUSTON, TEXAS

Within 3 Days, Check Fraud Ring Detected and Stopped in its Tracks

VANCOUVER, BC, October 30, 2002 - LML PAYMENT SYSTEMS INC. (the "Corporation") (Nasdaq: LMLP) is pleased to announce that its subsidiary LML Payment Systems Corp. has successfully rolled-out both electronic check and traditional recovery services to Grocers Supply Co. Inc. and 49 multi-lane grocery stores with 268 locations in the Houston, Texas area. Under the agreement, LML will be providing electronic check verification, electronic check recovery, payroll check cashing and traditional check recovery services to the Houston area stores. With warehouse facilities exceeding 1 million square feet, Grocers Supply provides wholesale services to more than 650 grocery and convenience stores within a 300 mile radius of Houston.

David Bash, VP MIS with Grocers Supply Co. Inc. said, "Our retailers carefully evaluated their collective needs and various service providers and found that LML displayed very similar traits to that of Grocers' founder, Mr. Joe Levit, whose philosophy of providing integrity, compassion and friendship still form the foundation of our company today. We were equally impressed with LML's technology. Clearly, we are much further ahead than we were just a few months ago with our previous provider. Within the first few days on the job, LML was able to identify a check fraud ring perpetrating fraud against three of our merchants and stopped it in its tracks. We have been impressed with our introduction to additional services, particularly Electronic Check Conversion, and expect to begin testing this new service with confidence in three stores in the very near future."

Kat Frey, LML Payment Systems Corp.'s EVP of Operations, explained, "This roll-out was a good example of the organic growth opportunities that exist for us and which were made possible by consolidating our companies and their services in a manner that allows us to provide end-to-end check services in a variety of robust packages."

Multi-location stores effected include these well-known grocers: Appletree, Arlan's, Auchan's, Baywood Foods, City Market, David's Food Basket, Davis Food City, El Rancho, Elrod's, Foodarama, Foodtown, Gerlands, Handy Andy, Harlan's, La Fiesta, Market Basket, Rice Epicurean, Sak-n-Sav, Sellers Bros, Inc., Spec's, Stewarts, Fiesta.

Single store locations effected include: Archie's, Belden's Supermarkets, Bi Rite, Big City Foods, Brady's Food City, C & J Supermarket, Closeout Groceries, Crosby Finer Foods, Family Foods of Plano, Food Basket, Food King, Food Country, Food World, Foodland, Fruitlandia, Hodge's Food Basket, Langley Supermarket, Memorial Market, My Hoa, Pyburn Vuong, Rhoton's, Super Plus Foods, Sheffield's Grocery, Super Value Foods, Viet Hoa, Watkins Center.

About LML Payment Systems Inc.

The Corporation, through its subsidiary LML Payment Systems Corp., is a financial payment processor providing check processing solutions including electronic check authorization, electronic check conversion (ECC) and primary and secondary check collection including electronic check re-presentment (RCK) to national, regional and local retailers. We also provide selective routing of debit, credit and EBT transactions to third party processors and banks for authorization and settlement. The Corporation's intellectual property estate, owned by subsidiary LML Patent Corp, includes U.S. Patent No. 6,354,491, No. 6,283,366, No. 6,164,528 and No. 5,484,988 all of which relate to electronic check processing methods and systems.

Statements contained in this news release which are not historical facts are forward-looking statements, subject to uncertainties and risks. For a discussion of the risks associated with the Corporation's business, please see the documents filed by the Corporation with the SEC.

CONTACTS: Patrick H. Gaines Investor Relations

President and CEO (800) 888-2260

(604) 689-4440